Rentokil Initial

FILE NO: 82-3806

1 August 2003



Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

03 AUG -7 AM 7:21

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. See attached: 6.1 Purchase of own shares 6.2 Notifiable interest in shares

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully



Paul Griffiths
ADMINISTRATION DIRECTOR







Full Text Announcement

Other Announcements from this Company Send to a Friend

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 1 Jul 2003
Number	9713M

01 July 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 30 June 2003 for cancellation the following Ordinary shares of 1p each:

1,750,000 At 188.8272p per share

END

Company website



Full Text Announcement



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	15:33 31 Jul 2003
Number	2037O

RNS Number:2037O
Rentokil Initial PLC
31 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

6,705,572

6. Percentage of issued class

0.37%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

28 July 2003

11. Date company informed

30 July 2003

12. Total holding following this notification

92,031,422

13. Total percentage holding of issued class following this notification

5.03%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

31 July 2003

END

